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                                                                     EXHIBIT 127

                             MATERIAL CHANGE REPORT
                                  PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       REPORTING ISSUER

         InterOil Corporation (the "CORPORATION")

2.       DATE OF MATERIAL CHANGE

         July 28, 2003

3.       PRESS RELEASE

         A press release was released in Canada on July 28, 2003.

4.       SUMMARY OF MATERIAL CHANGE

         The Corporation has announced that it has entered into an agreement with PNG Drilling Ventures Ltd., pursuant to which PNG Drilling Ventures Ltd. will provide US$12.2 million in funding for the Corporation's multi-well drilling program currently underway in Papua New Guinea. PNG Drilling Ventures Ltd. will earn an indirect 6.75% working interest in the Corporation's expanded 16 well program.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see press release attached as Appendix "A" hereto.

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Graeme Alexander, Corporate Counsel and Company Secretary, who is knowledgeable about the details of the material change and may be contacted at 61 (7) 4046 4600 (Australia).

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                                     - 2 -

         The foregoing accurately discloses the material change referred to herein.

         DATED at Cairns, Australia this 6th day of August, 2003.

                                          INTEROIL CORPORATION

                                          By: (Signed) "Graeme Alexander"
                                              ----------------------------------
                                              Authorized Signing Officer

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                                                                 [INTEROIL LOGO]

NEWS RELEASE

                  INTEROIL ANNOUNCES 16 WELL DRILLING PROGRAM
                    AND $12.2 MILLION ADDITIONAL FUNDING BY
                            INTERNATIONAL INVESTORS

         JULY 28, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that it completed a transaction with PNG Drilling Ventures Ltd, to provide $12.2 million in funding for the Company's multi-well drilling program currently underway in Papua New Guinea.

         PNG Drilling Ventures Ltd. will earn an in direct 6.75% working interest in InterOil's expanded 16 well program. The group has a right to convert part of the working interest into InterOil common stock at an average price of US$16.83 per share (C$23.24 per share). The agreement to convert is subject to regulatory approval. These funds now enable us to expand our previously announced 8 well drilling program to a 16 well program with all 16 exploratory wells drilled on separate, independent structures.

         "We are pleased to continue to receive support from the investment community, both nationally and internationally, for our drilling program" said Phil Mulacek, CEO of InterOil. "Although we just initiated our exploration program investors are sharing our enthusiasm for its potential to add significant value to InterOil."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                           AUSTRALASIA
Gary M Duvall                  Lisa Elliott             Anesti Dermedgoglou
V.P., Corporate Development    V.P., IR Counsel         V.P., Investor Relations
InterOil Corporation           DRG&E                    InterOil Corporation
gary.duvall@interoil.com       lelliott@drg-e.com       anesti@interoil.com
Houston, TX USA                Houston, TX USA          Cairns, Qld Australia
Phone: +1 281 292 1800         Phone: +1 713 529 6600   Phone: +617 4046 4600